Exhibit 99.3

Addex Reports Q3 2021 Financial Results and Provides Corporate Update

•	CHF15.5M ($16.6M) of cash and cash equivalents at September 30, 2021
•	Cash used in Q3 2021 of CHF2.6M
•	Dipraglurant Phase 2 blepharospasm clinical trial Initiated
•	Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease on track
•	Janssen led ADX71149 Phase 2 study in epilepsy on track
•	Indivior GABAB PAM strategic collaboration extended with $4M additional funding

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 4, 2021 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its Q3 2021 financial results for the periods ended September 30, 2021 and provided a corporate update.

“We continue to make excellent progress throughout our pipeline as we advance all programs to their next valuable creating milestones. With the initiation of the placebo-controlled Phase 2 clinical trial of dipraglurant in blepharospasm patients, Addex now has three active clinical programs, all of which are due to readout in 2022,” said Tim Dyer, CEO of Addex. “The extension of our collaboration with Indivior and the additional $4M of funding contributed to our completing the quarter with a strong cash position of $16.6M.”

Q3 2021 Operating Highlights:

•	Initiated a placebo-controlled Phase 2 clinical trial with dipraglurant in blepharospasm patients
•	Continued to advance pivotal Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease
•	Janssen Pharmaceuticals continued to advance a Phase 2a clinical study of ADX71149 in epilepsy patients
•	Extended our strategic collaboration with Indivior to advance GABAB PAM until mid-2022 with $4M additional funding
•	Continued to advance GABAB PAM drug candidates through clinical candidate selection phase
•	Entered a research collaboration with the Charcot–Marie–Tooth Association (CMTA) to evaluate selected drug candidates in preclinical models of CMT1A
•	Advanced Eurostars / Innosuisse funded mGlu7 NAM program for post-traumatic stress disorder
•	Continued to advance preclinical programs to next value inflection points

Select Upcoming Milestones:

•	Q1 22 - Phase 2a data: dipraglurant for blepharospasm
•	Q2 22 - Start IND enabling studies for GABAB PAM for Addiction and CMT1a
•	Q3 22 - Phase 2a data: ADX71149 for epilepsy
•	Q4 22 - Phase 2b/3 data: dipraglurant for dyskinesia associated with Parkinson’s disease

Key Financial Data for the three-months and nine-months ended September 30, 2021:

CHF’ thousands	Q3 21	Q3 20	Change	YTD 21	YTD 20	Change
Income	758	102	656	2,752	1,987	765
R&D expenses	(2,862)	(1,979)	(883)	(9,342)	(7,851)	(1,491)
G&A expenses	(1,472)	(1,236)	(236)	(4,641)	(4,496)	(145)
Total operating loss	(3,576)	(3,113)	(463)	(11,231)	(10,360)	(871)
Finance result, net	(22)	(200)	178	303	(374)	677
Net loss for the period	(3,598)	(3,313)	(285)	(10,928)	(10,734)	(194)
Basic and diluted net loss per share	(0.11)	(0.12)	0.01	(0.32)	(0.40)	0.08
Net decrease in cash and cash equivalents	(2,622)	(2,857)	235	(3,209)	(13,723)	10,514
Cash and cash equivalents as of September 30	15,486	17,813	(2,327)	15,486	17,813	(2,327)
Shareholders’ equity as of September 30	13,341	15,744	(2,403)	13,341	15,744	(2,403)

Financial Summary:

Income is primarily driven by amounts received under our funded research collaboration with Indivior. During the nine-month period ended September 30, 2021, income increased by CHF 0.8 million to CHF 2.8 million compared to the nine-month period ended September 30, 2020. During the third quarter of 2021, income increased by CHF 0.7 million compared to CHF 0.8 million in the third quarter of 2020.

R&D expenses increased by CHF 1.5 million to CHF 9.3 million in the nine-month period ended September 30, 2021 compared to CHF 7.9 million in the nine-month period ended September 30, 2020, due to increased outsourced R&D costs for CHF 1.2 million primarily relating to our dipraglurant blepharospasm program, GABAB PAM program and other discovery programs. During the same period staff costs increased by CHF 0.3 million, primarily due to increased R&D headcount. During the third quarter of 2021, R&D expenses increased by CHF 0.9 million compared to the third quarter of 2020 primarily due to increased outsourced R&D costs for CHF 0.6 million primarily relating to our dipraglurant PD-LID and dipraglurant blepharospasm programs. During the same period, staff costs increased by CHF 0.2 million primarily due to increased R&D headcount. Research and development expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses slightly increased by CHF 0.1 million to CHF 4.6 million in the nine-month period ended September 30, 2021 compared to CHF 4.5 million in the nine-month period ended September 30, 2020, primarily due to increased legal fees relating to setting-up our US shelf registration and “at-the-market” (ATM) ADS equity sale program with Cantor Fitzgerald. During the third quarter of 2021, G&A expenses increased by CHF 0.2 million compared to the third quarter of 2020, mainly due to increased legal fees.

The net loss is primarily driven by the evolution of income, research and development costs and financial result. During the nine-month period ended September 30, 2021, the net loss increased by CHF 0.2 million to CHF 10.9 million compared to the nine-month period ended September 30, 2020. During the third quarter of 2021, the net loss increased by CHF 0.3 million to CHF 3.6 million compared to the third quarter of 2020.

Basic and diluted loss per share decreased to CHF 0.32 for the nine-month period ended September 30, 2021, compared to CHF 0.40 for the nine-month period ended September 30, 2020. For the third quarter of 2021, the basic and diluted loss per share decreased to CHF 0.11 compared to CHF 0.12 for the third quarter of 2020.

Cash and cash equivalents amounted to CHF 15.5 million as of September 30, 2021, compared to CHF 17.8 million as of September 30, 2020. The decrease was primarily due to cash used in operating activities partially offset by the proceeds from the capital increase executed on January 8, 2021 and research funding from Indivior relating to our research collaboration.

2021 Q3 Condensed Consolidated Interim Financial Statements:

The Q3 2021 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, November 4, 2021, at 16:00 CET (15:00 GMT / 11:00 EDT / 08:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.

Dial-In Numbers:

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Link to live event online:

1: In the 10 minutes prior to the call start time, sign in online by following this WebEx Link.

2: Password: Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and has entered a Phase 2 clinical study for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contact:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.